Filed by Redback Networks Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-6

Under the Securities Exchange Act of 1934

Subject Company: Redback Networks Inc.

Registration File Nos. 333-107714 and 333-108170

Press Release	For Immediate Release

Contact:
Investor Relations	Steve Schick (Media)
Redback Networks	Redback Networks
408-750-5130	408-750-5096
investor_relations@redback.com	schick@redback.com

ISS RECOMMENDS VOTE IN FAVOR OF REDBACK’S FINANCIAL RESTRUCTURING

Redback Urges All Stockholders to Vote

SAN JOSE, Calif., October 27, 2003 - Redback Networks Inc. (Redback) (NASDAQ: RBAK), a leading provider of advanced telecommunications equipment, today announced that Institutional Shareholder Services (ISS) has recommended that its clients vote in favor of Redback’s proposed out-of-court financial restructuring.

“We are pleased that ISS has recommended that its clients vote in favor of our out-of-court financial restructuring proposal,” said Kevin DeNuccio, Redback’s President and Chief Executive Officer. “It is critical to stockholder value that all stockholders vote.”

ISS is widely recognized as the nation’s leading independent proxy advisory firm. Its analyses and recommendations are relied upon by hundreds of major institutional investment firms, mutual funds and fiduciaries throughout the United States.

The special meeting of Redback stockholders to vote on the financial restructuring will be held on October 30, 2003. Redback stockholders of record as of September 26, 2003 are eligible to vote at the special meeting. All votes must be received prior to the meeting. Redback urges its stockholders to vote FOR the financial restructuring proposals.

For more information about how to vote, including by telephone or Internet, stockholders of Redback can call The Altman Group at (800) 467-0671. Shareholders can quickly and easily vote via the Internet as follows: Those whose shares are held through a bank, broker or other nominee, should refer to the vote instruction form received through the mail and go to: www.proxyvote.com.

Those whose shares are registered in their own name, should refer to the proxy card and Class 8 ballot received in the mail and go to: https://www.proxyvotenow.com/rbak

About Redback Networks Inc.

Redback Networks enables carriers and service providers to build profitable next-generation broadband networks. The company’s User Intelligent Networks™ product portfolio includes the industry-leading SMS™ family of subscriber management systems, and the SmartEdge® Router and Service Gateway platforms, as well as a comprehensive User-to-Network operating system software, and a set of network provisioning and management software. Founded in 1996 and headquartered in San Jose, Calif., with sales and technical support centers located worldwide, Redback Networks maintains a growing and global customer base of more than 500 carriers and service providers, including major local exchange carriers (LECs), inter-exchange carriers (IXCs), PTTs and service providers.

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REDBACK is a trademark registered at the U.S. Patent and Trademark Office and in other countries.

Note Regarding Forward Looking Statements

The statements contained in this press release that are not purely historical are forward-looking statements, including but not limited to, those relating to Redback’s ability to complete the financial restructuring. These forward looking statements involve a number of risks and uncertainties, the outcome of which could materially and/or adversely affect Redback’s actual future results. These risks and other risks relating to Redback Networks’ business, including but not limited to the ability and anticipated effects of obtaining additional financing and completing the financial restructuring on Redback’s balance sheet, cash flows, financial stability and financial model, are set forth in the documents filed by Redback Networks with the Securities and Exchange Commission, specifically the most recent reports on Form 10-K, Form 10-Q, Form 8-K, Redback’s Registration Statements on Form S-4 (File Nos. 333-107714 and 333-108170), and amendments thereto, and the other reports filed from time to time with the Securities and Exchange Commission (SEC). In particular, while Redback has announced a proposed financial restructuring, there is no assurance it will complete the transactions contemplated by the financial restructuring. If Redback’s noteholders fail to tender into the exchange offer or if conditions to close the transaction are not satisfied, including but not limited to stockholder approval of the out-of-court financial restructuring proposals, the company’s out-of-court restructuring will not be consummated. Additional risks and uncertainties relating to Redback’s business which could materially and/or adversely affect actual results of Redback are set forth in the documents filed by Redback with the SEC, specifically the registration statements on S-4, the most recent reports on Form 10-K, Form 10-Q, Form 8-K and the other reports filed from time to time with the SEC.

Where You Can Find Additional Information

Investors and security holders are urged to read the following documents filed or may be filed with the SEC, as amended from time to time, when they become available, because they contain important information. In connection with the proposed restructuring transaction and the exchange offer for Redback’s notes and related transactions, Redback has filed a registration statement on Form S-4 (File No. 333-107714) that has been declared effective by the SEC, a tender offer statement on Schedule TO and other required documents with the SEC. In connection with the proposed restructuring transaction and with respect to stockholder approval of certain matters regarding the restructuring transaction and the proposed issuance of warrants exercisable for common stock, Redback has filed a registration statement on Form S-4 (File No. 333-108170) that has been declared effective by the SEC. Redback will file other required documents concerning the proposed restructuring transaction with the SEC. When these and other documents are filed with the SEC, they may be obtained free at the SEC’s Web site at http://www.sec.gov. You may also obtain each of these documents for free (when available) from Redback by directing your request to investor_relations@redback.com.